AMERICAN ROCK SALT COMPANY LLC

P.O. Box 190

Mount Morris, New York 14510

Mr. Karl Hiller	April 18, 2006

Branch Chief

and

Ms. Tracie Towner

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	American Rock Salt Company LLC
Form 10-KE for Fiscal Year Ended September 30, 2005
Filed December 27, 2005
File No. 333-117215

Dear Mr. Hiller and Ms. Towner:

This letter will respond to the comment letter dated March 21, 2006 (the “Comment Letter”) furnished to American Rock Salt Company LLC (“ARSCO” or the “Company”) concerning ARSCO’s Annual Report on Form 10-K Equivalent for the fiscal year ended September 30, 2005 (the “Report”).

To aid in your review, we have repeated the staff’s comments followed by ARSCO’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management’s Discussion and Analysis, page 12

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 15

Fourth Quarter Adjustments, page 16

1. We note your disclosure explaining that you recorded two accounting adjustments in the fourth quarter of 2005 that were necessary to compensate for accounting errors impacting our three previously issued 2005 interim reports. Although you state that the adjustments were not “material,” it appears that some of the adjustments would have had a significant impact on measures of income from operations and net income reported for the individual quarters. Please submit the analysis that you performed in determining it was not necessary to correct your interim reports, while deciding to quantify and disclose the errors in the notes to your financial statements. Also submit an explanation of how you determined that the services were provided equally throughout the year, in attributing a $70,000 adjustment to each quarter. Finally, tell us how you have changed your internal controls to decrease the likelihood of reoccurring accounting problems of this sort. It appears likely that you will need to restate your interim information to recognize amortization and costs of services in the appropriate periods. However, we will consider this view further after receiving your reply. Please note that there may be additional adjustments necessary to resolve other issues identified in our comments.

As indicated in the Management’s Discussion and Analysis section of the Report and in Note 12 to the financial statements included in the Report, ARSCO recorded two out of period adjustments in the fourth quarter of fiscal 2005. ARSCO concluded, moreover, that the aggregate impact of the out of period adjustments was not material on either a qualitative or quantitative basis. ARSCO completed a contemporaneous analysis of these issues in connection with its filing of the Report. The analysis was performed principally in accordance with the guidelines of SAB 99, APB’s 20 and 28, FAS 16 and other recent SEC publications. We have attached to this letter a copy of the Company’s SAB 99 Memorandum, which was prepared in support of ARSCO’s analysis and approved by ARSCO’s executive committee and counsel and reviewed with ARSCO’s independent registered accountants prior to the filing of the Report.

With respect to the determination of the pattern in which the related party charges were incurred, ARSCO concluded that the services were rendered primarily in connection with the quarterly results and reports of the Company and other long term projects. Accordingly, ARSCO concluded that the services are not materially concentrated in any particular quarterly period and were incurred ratably over the course of the 2005 fiscal year.

For the reasons set forth above and in the materials attached to this response, we do not believe that any restatement of interim financial information is necessary or appropriate.

With respect to internal control procedures designed to decrease the likelihood of recurrence, we note that the errors stemmed from miscommunication and clerical oversight of miscellaneous expenditures requiring quarterly accrual. In response, we have implemented more diligent quarterly management review procedures, which are designed to ensure completeness, accuracy and proper cut-off for quarterly expense accruals. Although the Company does not consider its spreadsheet applications to be especially complex, it has nonetheless instituted a procedure calling for a detailed monthly review of all spreadsheet account detail, including entries arising from related party transactions. The results of that exercise are reviewed with and approved by the Company’s chief financial officer.

Financial Statements

Statements of Cash Flows, page 35

2. We note that you have reported a financing cash inflow of $1,328,126 corresponding to a decrease in restricted cash for the year ended September 30, 2005; and similarly, a financing cash outflow of the same amount in the earlier year. Please expand your disclosures in this section of Liquidity and Capital Resources to describe the nature of the restricted item, terms of release, and what the amount of cash was applied towards. Given the manner of presenting the change in the account balance, the effect on your measure of financing cash flows should also be addressed, as well as the characterization of actual receipts and expenditures of cash that are associated with this item.

The restricted cash item referred to in the staff’s comment is a result of the application of ARSCO’s term loan sinking fund. As noted on page 18 of the Report, ARSCO’s March 2004 refinancing included a $32.1 million term loan, which was used in support of the then ongoing EPC contractor litigation (further described in response to item 3, “Legal Proceedings”). More specifically, the $32.1 million was initially issued as a letter of credit, which could be drawn against for purposes of the litigation and converted into a term loan facility. We also draw the staff’s attention to the related discussion in the Company’s Annual Report on Form 10-K Equivalent for the fiscal year ended September 30, 2004.

Prior to its conversion to a term loan, the quarterly principal payments due, as described in note 6 on page 41 of the Report, were held in a sinking fund and were reported as restricted cash. Upon settlement of the litigation, the $27.3 million draw on the term loan was net of the release of the $1.3 million balance in the restricted cash account at September 30, 2004 and additional payments made in the current period. This is a one-time event and is not expected to recur. In light of the nature of these items, we do not believe that any amendment is required. Insofar as the Company’s future filings include any discussion of the period covered by this item, we will also include in those filings the discussion set forth in this and the preceding paragraph.

Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 37

3. We note your current policy to depreciate mine development costs over twenty years. However, you state that the mine has an estimated life of seventy years under this heading and approximately fifty-five years of mineable reserves under ‘Mineral Rights’ on page six. Please reconcile the difference between your estimated life of the mine and your estimate of mineable reserves. Further, we would ordinarily expect mine development costs to be depreciated over a measure of proven and probable reserves, as you appear to be doing with your salt deposits and mineral rights. Tell us the reasons you have opted not to follow this approach with respect to your mine development costs; and also clarify the method utilized for mine acquisition costs.

As is indicated in footnote 2 to the financial statements, mine development costs, which consist of materials, labor, engineering, and consulting costs incurred to construct the mine, are being depreciated over 20 years. Our mine development costs were made up of a wide variety of expenditures, including the following major categories: engineering expenses; site preparation and earthwork; site utilities; roads and paving; surface buildings; surface material handling; truck and rail loadout; railroad work; emergency generator; electrical systems; substation; hoists and headframes; service and production shafts; fans and ventilation; and underground development.

By way of background, the 55 and 70 year time frames that are referred to represent our proven and probable reserves, respectively. As is indicated in the Report, we currently own or have the mineral rights to approximately 10,000 acres, which equates to approximately 375 million tons of in-place salt reserves. Assuming a constant production rate of 3.0 million tons per year, this would equate to more than 70 years of mineable reserves. As is also indicated in the Report (at page 6), approximately 80% of the reserves are located within one mile of our drill holes, and these reserves would provide more than 50 years of proven, mineable reserves.

Our mineral reserves need to be distinguished from our mine infrastructure, the cost of development of which we amortize over 20 years. Our mine includes a primary processing facility that is located underground, so that only salt meeting sales specifications is hoisted to the surface. The hoisting arrangements include two shafts, consisting of a production shaft dedicated to hoisting salt, and a service shaft with a hoist for personnel, material and equipment. The mine shafts and related assets are subject to the corrosive effects of salt and moisture over time and, unlike our reserves, require significant amounts of ongoing maintenance and expense. The development included the necessary openings to provide room to construct the processing facility, as well as tunnels to provide the ability to move air, personnel and product. The removal of salt from the mine transfers support stress to the remaining pillars by design, as the mining operation progresses. This stress continues to manifest itself and, if left unchecked over a period of time, could result in complete closure of the opening as the pillars “squeeze” or “creep,” causing the mine floor to rise until meeting the roof. Left unchecked, these movements would render the mine inoperable in a substantially shorter time frame than is representative of our mineral reserves. To counteract this effect, all roadways (tunnels) require constant monitoring for roof movement and floor heaves. As roof movement is observed in this aggressive monitoring program, roof bolting is performed and other support structures might be constructed to slow or prevent the process. Road grading and/or additional mining type activities are performed as required to counteract this floor heaving.

When the mine was constructed, we encountered several conditions which require us to maintain constant monitoring and remediation of any water incurred around the mine shafts, and we must also employ monitoring methods to determine if any voids have been created by water on the outside of our shaft walls. Water can and does erode the salt reserves, as well as softer rock layers which, if left unattended, can threaten the integrity of our mine. We cannot estimate with scientific precision the time frames within which such deterioration would take effect, but believe that a 20 year time frame reflects a reasonable and prudent period. We incur considerable expense in the performance of extensive ongoing maintenance, all of which is designed to better assure that our mine shafts and related infrastructure will be sustained for such a useful life and beyond.

In establishing the useful life, we also considered the factors described above, all of which affect the life of the mine as a whole. We also took into account the potential for long-term changes in technology, demand, product substitution and other issues. We determined, in consultation with our auditors, that a depreciable life of 20 years, reflecting the assumed life of these assets, was a reasonable estimate in the circumstances.

Exhibits

4. Please file the certifications from your principal officers that are required under Item 601(b)(32)(i) of Regulation S-K, Rule 13a-14(b) or Rule 15d-14(b), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

ARSCO is a “voluntary” filer in that it files periodic reports with the SEC solely to comply with covenants under the Indenture related to its outstanding Senior Secured Notes. As such, we believe that, although ARSCO is subject to the 302 Certification Requirements, which apply to all reporting companies, it is not subject to the 906 Certification Requirements, which is made applicable only to “issuers” for purposes of the Sarbanes-Oxley Act of 2002 (the “Act”). In the response to Question 1 of the SEC’s Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, posted November 8, 2002 (revised November 14, 2002), the staff noted that voluntary filers, like ARSCO, would not be “issuers” under the Act. Because the 906 certification requirements apply by their terms only to “issuers,” we believe that 906 certification requirements do not apply to voluntary filers, in contrast to the 302 certifications, which apply to all “reporting companies.”

We believe that Rule 15d-14(b) preserved the distinction between companies obligated to include 302 certifications and 906 certifications and voluntary filers obligated to include only 302 certifications. Rule 15d-14(b) requires the furnishing of 906 certifications with “each periodic report containing financial statements filed by an issuer” [emphasis added]. We therefore respectfully submit that we are not required to file 906 certifications.

ARSCO acknowledges that: ARSCO is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to ARSCO’s Form 10-K Equivalent for the fiscal year ended September 30, 2005; and ARSCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (585) 243-9510, extension 1164.

Sincerely,

/s/ Raymond R. Martel

Raymond R. Martel

Chief Financial Officer

December 14, 2005

SAB 99 Memorandum

Background:

American Rock Salt Company LLC, a New York limited liability company (the “Company”) is a closely held non-public company with publicly registered Senior Secured Notes due 2014 (the “Notes”). The Company voluntarily files its quarterly and annual financial statements with the SEC for informational purposes only pursuant to the indenture governing the Notes. The Company’s fiscal year end is September 30th.

Issue:

The fiscal 2005 audit identified two accounting errors with potential impact on previously issued 2005 quarterly financial statements. See Note 1 hereto for a description of the errors identified. The question has arisen as to whether the Company should reissue the prior three quarters financial statements to correct for such errors. For each of the two errors, the full amount of a charge to earnings was incorrectly recorded in Q4-05 rather than a ratable portion to all four 2005 quarters. The net effect of the aggregate error total on fiscal year earnings is $0, there is no impact on any other fiscal year, and there is $0 cash impact on either a quarterly or annual basis. The aggregate amount of the errors (on an absolute basis) is immaterial to earnings for all four quarters taken as a whole. However, given the extreme seasonality in the Company’s business (wherein approximately 93% and 100% of operating income and net income, respectively are generated in the first two quarters), the errors could be viewed as material to the 4th quarter on a standalone basis.

Summary financial data and quantitative error analysis:

[1]	PwC completed their audit procedures for the year ended September 30th, 2005. There were two audit adjustments noted during their year-end fieldwork.

(1) An adjustment for approximately $230K was booked by the Company which related to performance bonds that were not amortized during the fiscal year. The performance bonds typically are prepaid during the first quarter of each fiscal year and should be amortized ratably over a twelve month period. This adjustment has an impact on the previously released 2005 quarterly filings as no amortization was booked during the fiscal year.

(2) During their audit procedures it was noted an invoice was received from a related party in the 4th quarter for $210K and booked by the Company. The invoice was for services rendered from October 1, 2004 through June 30, 2005. This invoice related to services performed during the prior quarters and has an impact on the previously released 2005 quarterly filings.

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Accounting Errors	Impact of Potential Restatement			Out of Period Impact	Annual
	Q1	Q2	Q3	Q4	Total
Performance Bond Amortization	62	62	58	182	182
Related Party Invoices	70	70	70	210	210

Total Impact	132	132	128	392	392

Quarterly Revenue	27,607	64,629	2,642	9,735	104,613
Quarterly Operating Income	5,326	15,479	(1,442)	1,369	20,732
% of Operating Income	2.5%	0.9%	-8.9%	28.6%	1.9%
Quarterly Net Income	2,398	12,497	(4,068)	(1,399)	9,428
% of Net Income (absolute basis)	5.5%	1.1%	-3.1%	-28.0%	4.2%
% of Net Income (actual annual impact)					0.0%

Trend in Earnings:	2001	2002	2003	2004	2005
Revenues	29,119	41,984	95,520	96,502	104,613
Net Income (Loss)	(3,350)	3,125	13,552	9,143	9,428
EBITDA	1,412	13,655	24,036	26,420	27,633

In Thousands	2004				2005 - as Reported				2005 - as Restated
	Q1*	Q2 *	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Quarterly Revenue	33,698	54,872	2,915	5,017	27,607	64,269	2,642	9,735	27,607	64,269	2,642	9,735
Quarterly Operating Incom	7,129	13,398	(534)	(134)	5,326	15,479	(1,442)	1,369	5,264	15,417	(1,500)	1,551
Quarterly Net Income	6,047	9,011	(3,223)	(2,692)	2,398	12,497	(4,068)	(1,399)	2,266	12,365	(4,196)	(1,007)

*	Unaudited information

Conclusion:

Based on management’s quantitative and qualitative analysis regarding the materiality of the errors, the Company has determined that the impact is not likely to be meaningful to users of the financial statements and has therefore chosen not to restate. The basis for the Company’s determination is described in detail below, including reference to the relevant accounting literature and recent SEC publications used as guidance in reaching this conclusion. Note that this analysis was performed principally in accordance with the guidelines of SAB 99, APB’s 20 and 28, FAS 16, and other recent SEC publications referenced below. Note further that the Company also reviewed FAS 154i and SAB Topic 5Fii and deemed each inapplicable in this instance (see footnotes for this discussion).

Policy adoption for the current and future reporting periods:

The Company has adopted an internal policy for assessing materiality (see attached policy memorandum). This policy includes specific guidance for determining materiality for interim periods and takes into consideration the extreme seasonality of the Company’s business. Based on this policy, the Company shall consider an item to be material if the magnitude of such an omission or misstatement of accounting information, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on such information would have been changed or influenced by the omission or misstatement.

As an initial step in assessing materiality, the Company considers its quantitative threshold to be 5% of net income for the current annual period when measuring fiscal year end financial statements and 5% of net income for the latest 12-month period when measuring interim financial statements. This initial rule of thumb shall be augmented with a qualitative analysis performed under the guidelines of SAB 99, as detailed in the Company’s materiality policy memorandum, to ensure that qualitatively material misstatements are not dismissed simply because they are quantitatively small.

P.O. Box 190 | Mt. Morris, NY 14510

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Summary of key Quantitative factors:

1.	The net effect of the aggregate error total on fiscal year earnings is $0

2.	There is no impact on any other fiscal year

3.	$0 cash impact on either a quarterly or annual basis

4.	The aggregate amount of the errors (on an absolute basis) is immaterial to earnings for all four quarters taken as a whole

5.	The trend in operating results for the Company has been consistently upward over the past 5 years, with the impact of the errors de minimus to this trend.

While the impact could be viewed as material to the 4th quarter on a standalone basis, both APB 28 (par. 29) and FAS 16 (par. 13a) state that in determining materiality with respect to interim periods, amounts should be related to income from the full fiscal year and also to the effect on the trend in earnings or by some other criteria implying materiality.

Furthermore, on December 8, 2005, the Accounting Standards Subcommittee, which was formed by the SEC to further the Commission’s investor protection mandate, formally recommended that “the SEC consider additional guidance for all public companies with respect to materiality related to previously issued financial statements.” It stated further that “The Subcommittee is concerned that the restatements are occurring where the impact of the error is not likely to be meaningful to a reasonable investor.” One of the two specific fact patterns that the Subcommittee said should be considered in developing additional guidance is directly on point:

•	“The effect of the previously undetected error is not material to any prior annual or quarterly financial statements, the effect of correcting the cumulative error is not expected to be material to the current annual period, but the impact of correcting the cumulative error is material to the current quarter’s financial statements. In this circumstance, we recommend the SEC consider whether the appropriate treatment would be to correct the cumulative error in the current period financial statements, with full and clear disclosure of the item and its impact on the current quarter, with no restatement of prior year or quarterly financial statements. We believe this treatment is consistent with the guidance in paragraph 29 of APB Opinion No. 28, Interim Financial Reporting.”iii

Quantitative Conclusion:

Based on the guidance from APB 28, FAS 16 and the SEC Subcommittee recommendations, the Company considers the aggregate amount of the errors to be immaterial on a quantitative basis as such amounts represent 0% of annual net income and has no impact on the trend in earnings. As such, the Company believes the quantitative impact is unlikely to be meaningful to a reasonable investor, lender or Note holder.

Summary of key Qualitative factors:

1.	The lenders and Note holders who use the Company’s financial statements understand fully the seasonal nature of the Company’s business (this is best evidenced by item #2 below) and recognize that the third and fourth quarters are for practical purposes insignificant in relation to the first and second quarters (this has been evidenced by the minimal Note holder participation level in the Company’s quarterly earnings conference calls for the slow quarters and by the nature of the comments/questions raised during all earnings conference calls held to date).

2.	All of the financial covenants imposed by the lenders and Note holders in which earnings is a metric, measure the earnings component strictly on an annual or a rolling twelve months basis. In no instance is any single quarterly earnings result utilized as a covenant metric by which performance compliance is measured.

3.	Under its loan agreement, the Company is permitted to make an annual distribution to its equity owners, determined based on audited fiscal year end Net Income, released once per year long after the release of such financial statements and after completion of the winter selling season. Under no circumstances are stand-alone quarterly earnings a factor in either the timing or the amount of this distribution.

4.

It is the Company’s strict policy to not provide any indications as to future earnings/performance during its quarterly earnings conference calls and to keep any such information out of the public domain. Note however, that each September the Company provides an operating budget for the upcoming year to M&T Bank (as Administrative Agent for

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the bank loan group). Actual attainment of the submitted budget is not in any way a compliance item, nor is it a factor in management’s compensation or distributions to equity owners.

5.	As evidenced by the above factors, the Company believes that it and its management are under no external or internal pressure to manage interim earnings.

6.	The Company understands that the SEC’s intent, in part, is to target reviews of public companies that announce restructuring liability reserves, major write-offs or other practices that appear to manage earnings. The errors identified do not fall within the category of the above SEC target items.

7.	The Company is a voluntary filer, there are no publicly traded equity securities, and the holders of the publicly traded Notes are qualified institutional buyers pursuant to Rule 144A under the Securities Act.

8.	The Company believes that the lenders and Note holders recognize that smaller companies carry greater investment riskiv, and are therefore less sensitive in their investment decision making to errors of the size and nature of the items under consideration in this memorandum.

9.	Both the bank and Note obligations have maturity dates in excess of 7 years from the date of the fiscal 2005 financial statements.

10.	The rationale of SAB 99 and the applicability of each of the SAB 99 qualitative factors listed separately below have been reviewed and deemed to have been satisfactorily resolved or inapplicable.

List of SAB 99 Qualitative Factors Considered:

Factor Considered	Management’s Assertion

Arises from an item capable of precise measurement.	The amounts are easily quantified, however the errors (failure to record period charges on a timely basis) are clerical in nature and are not the result of an imprecise measurement of an item typically capable of precise measurement.

Arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The errors do not arise from an inaccurate estimate.

Masks a change in earnings or other trends.	Earnings trends have been very favorable and the amount and timing of the errors has no meaningful impact on this trend.

Hides a failure to meet analysts’ consensus expectations for the enterprise.	By policy decision, the Company does not and has not provided guidance with respect to future earnings expectations. There are no analyst forecasts.

Changes a loss into income or vice versa.	No

Concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	There is only one business segment.

Affects the registrant’s compliance with regulatory requirements.	No

Affects the registrant’s compliance with loan covenants or other contractual requirements.	No

Has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No

Involves concealment of an unlawful transaction.	No

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The above list is not to be considered exhaustive. For example, consider potential market reaction to disclosure of a misstatement. If Note holder reaction to a quantitatively small misstatement significantly affects the price of the Notes, then the misstatement is material.	The Company considered whether a negative Note holder or lender reaction would result from the fact that one of the errors is for billing of related party services. Affiliate transactions are naturally a sensitive item and as such are governed by covenants in both the both credit agreement and indenture to the Notes. This affiliate transaction has been approved by the Company’s Board of Managers, is in compliance with all relevant covenants and is specifically in accordance with a carve-out in the indenture governing affiliate agreements in effect as of the Note Issue Date (as permitted therein to be amended or replaced). Furthermore, the magnitude of the related party billing in this instance is in compliance with all relevant size limits on such transactions. Lastly, the Company’s policy is to provide adequate disclosure of all significant related party transactions. The same affiliate transactions have occurred in prior periods, were correctly recorded and were properly disclosed without reaction or incident. The Company has included disclosure of this affiliate transaction item in its Fiscal 2005 year end financial statements.

Qualitative Conclusion:

Based on the guidance from APB 28, FAS 16 and the SEC Subcommittee recommendations, and the above listed qualitative factors considered, the Company believes the aggregate amount of the errors to be immaterial on a qualitative basis, as the impact is unlikely to be meaningful to a reasonable investor, lender or Note holder.

[i]	FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. However, this Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. Therefore, the Company looks to APB 20 and the other guidance referenced in this memorandum. Furthermore, FAS 154 is not yet effective for ARSC as FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005

ii	SAB Topic 5F addresses accounting changes not retroactively applied due to immateriality. The interpretive response references the same concepts for assessing materiality for interim periods as APB 28, FAS 16 and the SEC Subcommittee recommendation. Additionally, each of the above sources addresses errors as well as accounting changes. Accordingly, the Company views the above sources as more applicable in this instance. Lastly, the Company believes the collective guidance for accounting changes and errors recognizes and highlights a distinction between an accounting change and an error, with the former being: a) more likely not in the ordinary course of business, and b) generally discouraged by the authoritative bodies due to the disruptive impact on financial reporting continuity, and as a result, the Company believes that given similar materiality impacts, greater weight is given toward restatement when addressing an accounting change than simply an error.

iii	The Company notes that while the Subcommittee recommendations are not authoritative at this point, we believe that they reflect the SEC’s request for additional guidance and address recent SEC comments regarding materiality including this statement made by Scott A. Taub, Deputy Chief Accountant, on May 27, 2004: “While SAB 99 is long and provides detailed guidance in some areas, it hasn’t resolved all of the issues regarding materiality evaluations, and has, unfortunately, had the effect of causing confusion in some cases about how quantitative and qualitative considerations on materiality should be analyzed.”

iv	“Investors recognize that smaller companies carry greater investment risk” Conclusion No. 6 from the Preliminary Report of the Internal Controls Subcommittee to the Advisory Committee on Smaller Public Companies dated 12-7-2005.

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American Rock Salt Company LLC Materiality Policy Memorandum

Purpose:

To establish internal policy with regard to materiality using the guidance from, and within the spirit of, SAB 99. To ensure that reliance on certain quantitative benchmarks is not the sole method to assess materiality in preparing financial statements and to ensure adequate analysis of qualitative factors to support a conclusion as to materiality. To foster management recognition that qualitative factors may cause misstatements of quantitatively small amounts to be material. To ensure that assessments of materiality occur not only at year-end, but also during the preparation of each quarterly or interim financial statement. In light of this objective, to create a framework to provide management with the ability to assess materiality from quarter to quarter in light of the extreme seasonality in the Company’s business.

Background:

•	Materiality is a challenging accounting concept, with somewhat confusing authoritative literature, and is difficult to implement in practice.

•	Materiality has received heightened concern due to the conventional belief that many public corporations manage earnings as a result of external and internal pressures.

•	In response, the SEC is both offering and requesting additional guidance and is actively targeting offenders.

•	In August 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 99 to provide guidance for assessing materiality.

•	More recently, the SEC admits there remains confusion as to assessing materiality.

•	Recent errors in the Company’s financial statements and the question as to interim period materiality highlight the need for internal policy and guidance.

Company Specific Considerations:

•	Highly seasonal business wherein the first two quarters’ results account for nearly 100% of the Company’s earnings, with the combined second two quarters’ results at essentially break even.

•	The Company is a voluntary public filer.

•	Primary users of the financial statements are senior commercial lenders and qualified institutional buyers pursuant to Rule 144A.

•	All of the financial covenants imposed by the lenders and Noteholders in which earnings is a metric measure the earnings component strictly on an annual or a rolling twelve months basis. In no instance is any single quarterly earnings result utilized as a covenant metric by which performance compliance is measured.

Materiality Policy:

General -

The Company shall consider an item to be material if the magnitude of such an omission or misstatement of accounting information, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on such information would have been changed or influenced by the omission or misstatement.

As an initial step in assessing materiality, the Company considers its quantitative threshold to be 5% of net income for the current annual period when measuring fiscal year end financial statements and 5% of net income for the latest 12-month period when measuring interim financial statements. This initial rule of thumb shall be augmented with a qualitative analysis performed under the guidelines of SAB 99, as detailed below, to ensure that qualitatively material misstatements are not dismissed simply because they are quantitatively small.

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Specific Guidelines-

•	Intentional errors are not acceptable, regardless of materiality.

•	Misstatements created with the intent of managing earnings are not acceptable, regardless of materiality.

•	The Company and its auditors should consider each misstatement and its materiality separately and in the aggregate. The aggregate effect of multiple misstatements cannot be justified by offsetting material misstatements with immaterial ones.

•	The Company and its auditors should not rely exclusively on quantitative benchmarks or rules of thumb to determine whether an item is material to the financial statements. Each must consider both qualitative and quantitative factors in assessing the materiality of differences and/or omissions.

•	Quantitatively small misstatements are material under certain circumstances and must be evaluated according to certain qualitative factors.

•	As an initial step in assessing materiality, a quantitative threshold is acceptable and has been stated above. This rule of thumb must be reevaluated during the preparation of all quarterly and annual financial statements.

•	Insignificant misstatements resulting from the normal course of business do not necessarily require restatement of the Company’s financial statements. As per SAB no. 99, “Insignificant misstatements that arise from the operation of systems or recurring processes in the normal course of business generally will not cause a registrant’s books to be inaccurate ‘in reasonable detail.’”

•	Cost–benefit considerations are an acceptable factor in deciding whether to correct small misstatements.

Action items:

For each quarterly and annual financial statement period in which misstatements have been identified, the Company and its auditors shall perform an analysis of the materiality of such misstatements in accordance with the guidelines of SAB 99. The SAB 99 analysis should consider all relevant qualitative and quantitative factors to support a conclusion as to whether the error(s) represents a material misstatement, alone or in combination with other errors.

Assessment Tools:

The Company shall utilize the SAB 99 list of qualitative factors, detailed below, in performing the materiality assessment. This list is not to be considered exhaustive and should be continuously reviewed and updated as needed.

Additional definitional Guidance:

According to SAB no. 99, “Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) – (7) of the Securities Exchange Act of 1934. Rule 13b2-1 says, ‘No person shall, directly or indirectly, falsify or cause to be falsified, any book, record or account subject to Section 13(b)(2) (A) of the Securities Exchange Act.’”

The U.S. Supreme Court held that a fact is material if there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available” (Basic, Inc. v. Levinson, 485 U.S. 224, 1988).

SAB 99 states: “In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

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List of SAB 99 Qualitative Factors to be Considered:

Factor Considered	Management’s Assertion

Arises from an item capable of precise measurement.

Arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Masks a change in earnings or other trends.

Hides a failure to meet analysts’ consensus expectations for the enterprise.

Changes a loss into income or vice versa.

Concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Affects the registrant’s compliance with regulatory requirements.

Affects the registrant’s compliance with loan covenants or other contractual requirements.

Has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Involves concealment of an unlawful transaction.

The above list is not to be considered exhaustive. For example, consider potential market reaction to disclosure of a misstatement. If Note holder reaction to a quantitatively small misstatement significantly affects the price of the Notes, then the misstatement is material.

P.O. Box 190 | Mt. Morris, NY 14510

P. 585.243.9510

www.americanrocksalt.com